08030555

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2008
Washington, DC

SEC FILE NUMBER
8- 67639

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 2/2/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAZZONE & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1349 W. PEACHTREE ST., NW, SUITE 1910
(No. and Street)

ATLANTA	GA	30309
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DOMINIC MAZZONE (404) 574-5745
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HLB GROSS COLLINS, PC
(Name – *if individual, state last, first, middle name*)

2625 CUMBERLAND PARKWAY, SUITE 400	ATLANTA	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, DOMINIC MAZZONE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAZZONE & ASSOCIATES, INC., as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

C. HUDDLESTON
Notary Public, Cobb County, Georgia
My Commission Expires Jan. 11, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAZZONE & ASSOCIATES, INC.

FINANCIAL STATEMENTS

Period from February 2, 2007 (Inception) to December 31, 2007

MAZZONE & ASSOCIATES, INC.

CONTENTS

HLB Gross Collins, P.C.
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Director and Stockholder of

Mazzone & Associates, Inc.

We have audited the accompanying statement of financial condition of

MAZZONE & ASSOCIATES, INC.

as of December 31, 2007, and the related statements of income, changes in stockholder's equity and cash flows for the period from February 2, 2007 (Inception) to December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mazzone & Associates, Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta, Georgia
February 18, 2008

HLB Gross Collins, P.C.

2625 Cumberland Parkway, Suite 400, Atlanta, Georgia 30339, USA. Telephone: + 1 770 433 1711. Fax: + 1 770 432 3473
J. Bruce Bolick, Stephen R. Gross, J. Keith Moody, Melissa W. Rabern, Pauline D. Reynolds, Elizabeth A. Salvati, James D. Shirley, Richard B. Taylor
Of Counsel, John P. Collins
HLB Gross Collins, P.C. is a member of HLB International. A worldwide organization of accounting firms and business advisers.

MAZZONE & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash	$	79,562
Prepaid expenses		2,225
Other assets		2,357
Property and equipment, net		80,001
TOTAL ASSETS	$	164,145

LIABILITIES

Accounts payable	$	1,613
Other liabilities		180
TOTAL LIABILITIES		1,793

STOCKHOLDER'S EQUITY

COMMON STOCK, par value $0.01, authorized 1,000 shares; issued and outstanding 150 shares		2
ADDITIONAL PAID-IN CAPITAL		34,998
RETAINED EARNINGS		127,352
TOTAL STOCKHOLDER'S EQUITY		162,352
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	164,145

The accompanying Notes to Financial Statements are an integral part of these financial statements.

MAZZONE & ASSOCIATES, INC.

STATEMENT OF INCOME

Period from February 2, 2007 (Inception) to December 31, 2007

REVENUES:		
Investment advisory fee	$	200,000
Consulting fee		20,000
Interest income		5
TOTAL REVENUES		220,005
EXPENSES:		
Commissions		56,000
Professional fees		15,866
Licenses and registration fees		6,141
Contributions		3,500
Rent expense		2,475
Consulting fees		2,000
Communications		1,220
Other expenses		5,451
TOTAL EXPENSES		92,653
NET INCOME	$	127,352

The accompanying Notes to Financial Statements are an integral part of these financial statements.

MAZZONE & ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Period from February 2, 2007 (Inception) to December 31, 2007

	Common Stock		Additional	Retained	Total Stockholder's
	Number of shares	Amount	Paid-in Capital	Earnings	Equity
Balance at February 2, 2007	-	$ -	$ -	$ -	$ -
Net income				127,352	127,352
Issuance of common stock	150	2	34,998		35,000
Balance at December 31, 2007	150	$ 2	$ 34,998	$ 127,352	$ 162,352

The accompanying Notes to Financial Statements are an integral part of these financial statements.

MAZZONE & ASSOCIATES, INC.

STATEMENT OF CASH FLOWS

Period from February 2, 2007 (Inception) to December 31, 2007

CASH, BEGINNING OF YEAR	$ -
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	127,352
Changes in assets (increase) decrease	
Prepaid Expenses	(2,225)
Other assets	(2,357)
Changes in liabilities increase (decrease)	
Accounts payable	1,613
Other liabilities	180
NET CASH PROVIDED BY OPERATING ACTIVITIES	124,563
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property, plant, and equipment	(80,001)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from issuance of common stock	35,000
NET INCREASE IN CASH	79,562
CASH, END OF YEAR	$ 79,562
SUPPLEMENTAL CASH FLOW DISCLOSURES:	
Interest received	$ 5

The accompanying Notes to Financial Statements are an integral part of these financial statements.

(1) Summary of significant accounting policies

Description of the business - Mazzone & Associates, Inc. (the "Company") and formerly M&A Vision Company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), (formerly, National Association of Securities Dealers ("NASD")). The Company is a Georgia corporation formed on February 2, 2007 and began operations on September 25, 2007. The Company is a mergers and acquisitions advisory firm providing comprehensive transactional services for middle market companies, private equity groups and individuals buying and selling companies, raising capital and structuring debt.

The significant accounting policies followed by the Company are summarized below.

Basis of preparation - These financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

Revenue and cost recognition - Revenues from investment advisory and consulting services are contingent upon the successful completion of services provided. Revenue is recognized on the date of settlement or closing of a transaction and when the income is reasonably determinable. All related expenses, including commissions expense arising from these transactions are also recorded on the settlement date.

Cash and cash equivalents - The Company considers all highly liquid investments with an original maturity of less than three months, and not held for sale in the ordinary course of business, to be cash and cash equivalents.

Depreciation - The straight-line method of depreciation is used for computing depreciation on all property and equipment. Depreciation is based on estimated useful lives of 5 years for vehicles and computer equipment.

Income Taxes - The Company has elected to be taxed as an S Corporation for income tax purposes. Accordingly, the stockholder of the Company will be responsible for income taxes, therefore, there is no provision for income taxes recorded in the Company's financial statements.

Advertising and promotion expenses are recognized as incurred.

Concentration of credit risk - The Company maintains its cash and cash equivalents in bank accounts which at times may exceed federally insured limits. The Company does not believe it is exposed to any significant credit risk in such accounts.

Fair value of financial instruments - The financial instruments consist of cash and cash equivalents, accounts payable and other short term assets and liabilities. The book values of these financial instruments approximate their fair values, principally because of their short-term maturities.

(1) Summary of significant accounting policies (continued)

Estimates - The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the use of estimates based on management's knowledge and experience. Due to their prospective nature, actual results could differ from those estimates.

(2) Property and equipment

Property and equipment consist of the following:

Cost		
Vehicles	$	68,535
Machinery and equipment		11,466
Total		80,001
Less accumulated depreciation		-
Property and equipment, net	$	80,001

Property and equipment were purchased in December 2007, therefore, there was no depreciation expense incurred for the period from February 2, 2007 (Inception) to December 31, 2007.

(3) Lease Commitments

The Company leases office space under an operating sublease agreement, effective in December 2007. Rent expense for the period from February 2, 2007 (Inception) to December 31, 2007 was $2,475.

The Company leases a vehicle for the officer-stockholder under an operating lease agreement. Lease expense for the period from February 2, 2007 (Inception) to December 31, 2007 was $1,831.

(3) Lease Commitments (continued)

Minimum lease commitments for the operating leases are as follows:

Years ending December 31,		Amount
2008	$	42,122
2009		43,002
2010		41,915
2011		14,070
Total	$	141,109

(4) Common stock

The officer-stockholder of the Company made a capital contribution of $35,000, resulting in the issuance of 150 shares of common stock at $0.01 par value and additional paid-in-capital of $34,998.

(5) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or 8 to 1 for twelve months after commencing business as a broker dealer (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of $77,769, which was $72,769 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.02 to 1.

(6) Concentration risks

The Company is engaged in various brokerage activities in which counterparties primarily include other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(6) Concentration risks (continued)

The Company recognized revenues from one customer in the amount of $200,000, representing 91% of total revenues for the period from February 2, 2007 (Inception) to December 31, 2007. There was no accounts receivable outstanding from this customer at December 31, 2007.

(7) Subsequent Events

The Company had sufficient capital for distribution, and therefore, distributed $18,000 to the officer-stockholder in January 2008.

ADDITIONAL INFORMATION

MAZZONE & ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2007

NET CAPITAL		
Total stockholder's equity	$	162,352
Deductions and/or charges:		
Property and equipment		80,001
Prepaid expenses		2,225
Other assets		2,357
Net Capital	$	77,769
Aggregate indebtdedness:		
Accounts payable		1,613
Accounts payable to clearing organization		180
Total aggregate indebtedness	$	1,793
Computation of basic net capital requirement		
Minimum net capital required	$	5,000
Excess net capital	$	72,769
Ratio: Aggregate indebtedness to net capital		0.02 to 1

There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2007.

MAZZONE & ASSOCIATES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2007

The Company is exempt from the requirements of Securities and Exchange Commission Rule 15c3-3 as it is operating under the k(2)(i) exemption.

MAZZONE & ASSOCIATES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2007

The Company is exempt from the requirements of Securities and Exchange Commission Rule 15c3-3 as it is operating under the k(2)(i) exemption.

HLB Gross Collins, P.C.

Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Director and Stockholder of

Mazzone & Associates, Inc.

In planning and performing our audit of the financial statements of Mazzone & Associates, Inc. (the "Company") as of and for the year ended December 31, 2007 in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2625 Cumberland Parkway, Suite 400, Atlanta, Georgia 30339, USA. Telephone: + 1 770 433 1711. Fax: + 1 770 432 3473

J. Bruce Bolick, Stephen R. Gross, J. Keith Moody, Melissa W. Rabern, Pauline D. Reynolds, Elizabeth A. Salvati, James D. Shirley, Richard B. Taylor

Of Counsel, John P. Collins

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Atlanta, Georgia
February 18, 2008

DJ2B Bross Collins, P.C.

END